Exhibit 99.1

Atotech Names Klaus-Günter Vennemann to Board of Directors; Brian Bernasek Resigns As Director

Berlin, February 04, 2022 – Atotech (NYSE: ATC), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, announced today that Brian Bernasek, a member of the company’s Board of Directors, has resigned as a director as of January 31, 2022.

The Board has appointed Klaus-Günter Vennemann as a Director and a member of the Board’s Audit Committee, effective February 1, 2022.

Mr. Vennemann is a management consultant and a member of the Supervisory Board of Rheinmetall since 2016. He was previously the CEO of the General Lighting business unit of OSRAM AG.

The Board has determined that Mr. Vennemann is an independent director within the meaning of the New York Stock Exchange listing standards.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech, headquartered in Berlin, Germany, is a team of 4,000 experts in over 40 countries generating annual revenues of $1.2 billion (2020). Atotech has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 9,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts:

Media relations:

Susanne Richter

+49 30 349 85 418

press@atotech.com

Investor relations:

Todd Fogarty

Kekst CNC

todd.fogarty@kekstcnc.com

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